U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM 12b-25

     NOTIFICATION  OF  LATE  FILING     SEC  FILE  NUMBER
                                                000-24366
                                            -------------

           (Check  One):

[ x ]  Form  10-K  and  Form  10-KSB    [  ]  Form  20-F
[   ]  Form  11-K
[   ]  Form  10-Q  and  Form  10-QSB    [  ]  Form  N-SAR

     For  Period  Ended:         December  31,  2002
                          --------------------------
[  ]     Transition  Report  on  Form  10-K
[  ]     Transition  Report  on  Form  20-F
[  ]     Transition  Report  on  Form  11-K
[  ]     Transition  Report  on  Form  10-Q
[  ]     Transition  Report  on  Form  N-SAR
For  the  Transition  Period  Ended:



Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part  I-Registrant  Information

Full  Name  of  Registrant

Goran  Capital  Inc.
--------------------

Former  Name  if  Applicable


Address  of  Principal  Executive  Office  (Street  and  Number)

4720  Kingsway  Drive
-----------------------

City,  State  and  Zip  Code

Indianapolis,  Indiana  46205
-------------------------------

Part  II-Rules  12b-25  (b)  and  (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [&23,047], the following should be completed. (Check box if appropriate)


[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (&72,435), effective April 12, 1989, 54 F.R. 10306.]


[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part  III-Narrative


State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (&72,439), effective August 13, 1992, 57 F.R. 36442.]

                                             (Attach  Extra  Sheets  if  Needed)

The Registrant has not completed its consolidated financial statements for the year ended December 31, 2002. The Registrant is finalizing the presentation of the financial statement, the notes to the financial statements and the Management's Discussion and Analysis of Financial Condition and Results of Operations. For this reason, the Registrant does not believe that it is possible or appropriate to file any portion of the Annual Report on Form 10-K at this time. The Registrant intends to file its Form 10-K prior to April 15, 2003.


Part  IV-Other  Information



(1) Name and telephone number of person to contact in regard to this notification

Douglas  H.  Symons               317                       259-6413
-------------------            ---------           -----------------------------
  (Name)                     (Area  Code)               (Telephone  Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [  x  ]  Yes     [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [  x  ]  Yes     [  ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Registrant expects to report a net loss of approximately $23.9 million for 2002 as compared to the net loss of $34.1 million for 2001. The 2002 loss is primarily attributable to continued losses from the Registrant's nonstandard automobile insurance operations. The 2001 loss is primarily attributable to continued losses from the nonstandard automobile insurance operations. The 2002 improvement is primarily due to the repurchase of Trust Preferred Securities issued by a subsidiary of the Company, the exit of certain highly competitive markets and the institution of other underwriting initiatives intended to increase profitability. These initiatives among others had the effect of reducing gross premiums written and improving the loss ratio on business written.


                               GORAN CAPITAL INC.
        -----------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date     March  31,  2003               By:
                                             --------------------
                                             Douglas  H.  Symons
                                             Chief  Executive  Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.